Exhibit 99.3

KPMG LLP

505 Howard Street

Suite 800

San Francisco, CA 94105

September 15, 2026

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of Superintendent of Securities, Government of Prince Edward Island

Office of Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

Dear Sir/Madam,

Re: Notice of Change of Auditor of NervGen Pharm Corp.

Pursuant to National Instrument 51-102 (Part 4.11), we have read the Notice of Change in Auditor submitted to KPMG LLP (US) by NervGen Pharma Corp. dated September 15, 2026 (the “Notice”), and are in agreement with statements 2 and 3 of the Notice pertaining to KPMG LLP (US). We are not in a position to agree or disagree with statements 1, 4, 5 and those not pertaining to KPMG LLP (US) in statement 3 of the Notice.

Very truly yours,

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.